EXHIBIT H-2

             FORM OF NOTICE OF PROPOSED TRANSACTIONS


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-        ; 70-        )

ENTERGY CORPORATION

NOTICE OF PROPOSAL TO ADOPT EQUITY OWNERSHIP PLAN;
ORDER AUTHORIZING PROXY SOLICITATION

     Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113 ("Entergy"), a registered holding company, has filed an application-declaration with the Commission pursuant to Sections 6(a), 7 and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 62 and 65 thereunder.

     Entergy is proposing to adopt, subject to stockholder approval at the 1998 Annual Meeting of Stockholders, the 1998 Equity Ownership Plan for Entergy Corporation and Subsidiaries ("Equity Plan"). The Equity Plan will be an amendment and restatement of Entergy's current Equity Ownership Plan which was approved by its stockholders in 1991 and authorized by the Commission pursuant to an Order, dated March 28, 1991 (Release No. 35-252840), in Commission file number 70-7831. There are no material differences between the Equity Plan and Entergy's prior Equity Ownership Plan except that awards granted under the Equity Plan are intended to qualify as performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

     Under the Equity Plan, awards may be granted to certain designated officers and executive personnel ("key employees") of Entergy and those companies with respect to which Entergy owns, or directly or indirectly controls, a majority of the combined voting power (hereinafter, the "Subsidiaries") and members of the Board of Directors of Entergy who are not otherwise employed by Entergy or the Subsidiaries. The purpose of the Equity Plan is to give key employees and outside directors an opportunity to acquire shares of the Common Stock, $0.01 par value, of Entergy ("Common Stock"), to more closely tie the interests of key employees and outside directors to those of Entergy's stockholders, and to reward the effective leadership of Entergy and the Subsidiaries through the use of equity incentives. Key employees are those who, in the opinion of the Committee (as defined herein), have significant responsibility for the continued growth, development and financial success of Entergy and the Subsidiaries.

     The Equity Plan provides for several mechanisms for building the equity holdings of key employees and outside directors. These mechanisms include: (1) stock options ("Options"), which may be either nonstatutory stock options or incentive stock options as provided in Section 422 of the Code; (2) shares of Common Stock, which vest over a period of time ("Restricted
Shares"); (3) shares of Common Stock which are awarded upon attainment of specified performance goals ("Performance Shares"); or (4) equity awards in the form of phantom stock units ("Equity Awards"). The Committee may select from among these mechanisms when making awards under the Equity Plan.

     A maximum of 12,000,000 shares of Common Stock is available for awards under the Equity Plan, subject to adjustment due to stock dividends, stock splits, recapitalizations, mergers, consolidations or other reorganizations. Shares of Common Stock awarded under the Equity Plan may be either authorized but unissued shares or shares acquired in the open market. Shares of common Stock covered by awards which are not earned, or which are forfeited for any reason, and Options which expire unexercised, will again be available for subsequent awards under the Equity Plan. To the extent that shares of Common Stock previously held in a participant's name are surrendered upon the exercise of an Option or shares relating to an award are used to pay withholding taxes, such shares shall become available for subsequent awards under the Equity Plan.

     The Equity Plan will be administered by the Personnel Committee of the Board of Directors of Entergy or such other committee ("Committee") as the Board may determine is qualified, to the extent required, to administer the Equity Plan in accordance with Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will have the full power under the Equity Plan to select from among eligible key employees and outside directors those individuals to whom awards will be granted; to grant any combination of awards to any participants and to determine the specific terms and conditions of each award. The Committee will also have the exclusive authority to interpret the Equity Plan.

     Entergy requests authority from time to time during the period through December 31, 2008 to grant Options, Restricted Shares, Performance and Equity Awards pursuant to the Equity Plan and, in connection therewith, to issue or sell up to 12,000,000 shares of Common Stock to eligible key employees and outside directors under the Equity Plan

     In accordance with the requirements of Rule 16b-3 under the Exchange Act, the Equity Plan will be submitted to the stockholders of Entergy for approval at the Annual Meeting of
Stockholders to be held May 15, 1998. Entergy proposes to solicit proxies from its stockholders for use at the 1998 Annual Meeting with respect to the approval of the Equity Plan, and has requested an order pursuant to Section 12(e) of the Act and Rule 62 thereunder for Entergy to engage in such solicitation.

     IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith, pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

     The application-declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by , 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit, or in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.

                              Jonathan G. Katz
                              Secretary